July 28, 2009
VIA IDEA AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:	Mr. Rufus Decker Accounting Branch Chief

Re:	International Lease Finance Corporation (File No. 001-31616) Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the period ended March 31, 2009
Ladies and Gentlemen:
     This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on July 14, 2009. The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”) and (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “March 10-Q”).
     For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response. The Company will include revised or additional disclosure in its future filings with the SEC as indicated in its responses below. The Company advises the Staff that it has left certain disclosure below blank to reflect exact amounts that are not known at this time. The Company will update the below disclosure in its future filings to reflect the actual amounts.
10250 Constellation Blvd, Suite 3400, Los Angeles, CA 90067     (310) 788-1999     Fax: (310) 788-1990

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
Business
Aircraft Leasing, page 2
1.	We note your disclosure that twelve of your lessees filed for bankruptcy protection. In future filings, if you have similar disclosure, please also provide the total number of lessees in order to give context to your statements.

The Company respectfully advises the Staff that the total number of lessees at the end of each of the last three fiscal years is disclosed on page 4 of the 2008 10-K under “Business—Customers.”

The Company further advises the Staff that management believes the total number of aircraft operated by lessees that have filed for bankruptcy protection is more relevant to its bondholders than the total number of lessees that have filed for bankruptcy protection. As a result, and in response to the Staff’s comment, the Company will add the following sentence to future annual report filings on Form 10-K after the disclosure on page 2 regarding lessees who have filed for bankruptcy:
“These customers operated [___] of our aircraft. As of [most recent practicable date], [___] of these aircraft remain on lease with customers who are still operating the aircraft, [___] of these aircraft are leased to other airlines, [___] of these aircraft were sold and [___] of these aircraft are still available for lease.”
The total number of aircraft owned by the Company is disclosed under “Business—General,” so investors will have context for the revised statement. The Company respectfully advises the Staff that this information regarding the aircraft impacted by lessee bankruptcies was disclosed in the 2008 10-K on page 17 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Aircraft Industry.”
Properties
Commitments, pages 12-13
2.	We note your reference on page 13 to master agreements with both The Boeing Company and Airbus S.A.S. As these agreements appear to be material to your business, please tell us why you have not filed these agreements as exhibits to your annual report on Form 10-K.

The Company respectfully advises the Staff that the “master agreements” referred to on page 13 of the 2008 10-K are purchase agreements the Company has entered into with Boeing or Airbus to buy new aircraft. They would be more accurately titled “purchase

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

agreements,” and the Company will do so in future filings. Each purchase agreement covers the purchase of a specified number of Boeing or Airbus aircraft. For example, one purchase agreement could cover the purchase of a number of 777 aircraft from Boeing and another purchase agreement could cover the purchase of a number of 737 aircraft from Boeing. The key commercial terms of purchase, including price, payment schedule, quantity and delivery dates, are included in the purchase agreements.

In order to facilitate the negotiation of these purchase agreements, the Company has entered into a general terms agreement (“GTA”) with each of Boeing and Airbus covering general matters such as insurance, indemnities, warranties, customer support, and confidentiality. Unlike the specific purchase agreements, the GTAs do not obligate the Company to purchase aircraft, nor do they establish the price, payment schedule, quantity, or delivery dates of the aircraft to be purchased. However, once those commercial terms have been agreed upon and embodied in a specific purchase agreement, the standard provisions of the applicable GTA are incorporated by reference.

The Company advises the Staff that it has not filed its current purchase agreements as material contracts in accordance with Item 601(b)(10) of Regulation S-K because the Company is not substantially dependent on any individual purchase agreement and no agreement provides for the acquisition of aircraft exceeding 15% of the Company’s fixed assets. The Company has not filed the GTAs because they do not obligate the company to purchase any aircraft nor do they contain the key commercial terms as discussed above. The Company does not believe that its individual purchase agreements with Boeing or Airbus should be aggregated because each relates only to a specific type of aircraft (e.g., 777 or 737), and its relative importance will vary greatly based on the price, payment schedule, quantity and delivery dates of the aircraft to be purchased. Further, the Company advises the Staff that it has filed purchase agreements with Boeing and Airbus in the past when the agreements provided for the acquisition of aircraft exceeding 15% of the Company’s fixed assets. When these exhibits were filed, the Company requested and was granted confidential treatment on portions of the purchase agreements. Please refer to Exhibit 10.6 of the Company’s annual report on Form 10-K for the year ended December 31, 2002 for an example.
Legal Proceedings, page 14
3.	In future filings, please provide the filing and disposition dates for each proceeding. Please also provide the relief sought in each of the cases.

The Company confirms that it will provide the filing and disposition dates for each proceeding required to be disclosed pursuant to Item 103 of Regulation S-K, and the relief sought in each of the cases, in future filings.

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Aircraft Industry, page 16
4.	Your disclosure on page 17 indicates that 12 of your lessees filed for bankruptcy protection during 2008. You expect the difficult conditions facing aircraft operators to continue during 2009. You also indicate that since there is a lag between changes in current market conditions and their impact on your results, current market conditions are not yet fully reflected in your results. In order to provide investors with greater transparency about the potential future impact to your financial statements as a result of current market conditions, please show us how you will revise your future filings (including your interim filings). Please consider disclosing the following for each period presented:
•	Number of lessees more than 60 days past due on lease receivable payments and the number of your aircraft these lessees operate;

•	Dollar amount of lease and notes receivables more than 60 days past due, the amount of allowance for doubtful lease and notes receivables in total and the amount of allowance attributable to receivables more than 60 days past due;

•	A detailed explanation of management’s approach for evaluating the financial health of lessees in general and the collectability of both lease and notes receivables past due;

•	Dollar amount of lease revenue considered “at risk” for lessees facing potential bankruptcy.
In response to the Staff’s comment, the Company will revise its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Aircraft Industry” or comparable sections in future filings to reflect substantially the language set forth below.
“Management monitors closely all lessees that are behind in lease payments and discusses with responsible marketing executives relevant operational and financial issues facing the lessees in order to determine the amount of rental income to recognize for such leases. Our customers make lease payments in advance and we generally recognize rental income only to the extent we have received payments or hold security deposits. At [period end date], [___] customers operating [___] aircraft were two or more months past due on lease payments and the total amount past due on these leases was $[___] million. Of this amount, we recognized $[___] million in rental income through [period end date]. In comparison, at [prior year period end date], [___] customers operating [___] aircraft were two or more months past due on lease payments and the total amount past due on those leases was $[___] million. Of that amount, we recognized $[___] million in rental income through [prior year period end date].

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

Management also reviews all outstanding notes that are behind in payment to determine whether we should reserve for or write off any portion of notes receivable. In this process, management evaluates the collectability of each note from a lessee by discussing with responsible marketing executives relevant operational and financial issues facing the lessees and the value of the underlying collateral, if any. As of [period end date], $[___] of the carrying value of notes receivable were two months or more behind in payment.”
The Company respectfully advises the Staff that it is difficult for the Company to determine when or if a lessee is facing potential bankruptcy and attempting to do so could lead to speculation by the Company. In addition, as is noted in the Company’s current disclosure, some of its lessees who file for bankruptcy protection continue to operate the aircraft and make their lease payments. The Company believes that providing information on lessees that are two months or more behind on lease payments is the best indicator of whether any lessees may have difficulty making future lease payments.
Consideration of ILFC’s Ability to Continue as a Going Concern, page 17
5.	You disclose on page 18 that you will need written consent from the agent of your 2004 ECA facility before you can fund future Airbus aircraft deliveries under the facility. Please show us how you will revise your filing to more clearly explain the implications to your operations, financial position, and liquidity if you are not able to fund some or all of your future Airbus aircraft deliveries. In addition, since you have signed leases for all your new expected aircraft deliveries through the end of 2010, please also address any recourse that your customers will have against you if you are not able to purchase the expected future Airbus aircraft deliveries due to lack of funding.

The Company respectfully advises the Staff that future Airbus aircraft deliveries can be purchased using funds from sources other than the 2004 ECA facility, including internally generated funds. As discussed on pages 18 and 19 of the 2008 10-K, the Company is also seeking secured financings and exploring sales of aircraft and, to the extent these sources and internally generated funds are insufficient for the Company to meet its contractual obligations as they become due, the Company will seek additional funding from its parent, American International Group, Inc. (“AIG”). If the security trustee of the 2004 ECA facility does not allow the Company to fund Airbus deliveries under that facility, management believes that it will be able to fund its Airbus aircraft deliveries scheduled through June 2010, when the 2004 ECA facility is scheduled to mature, from the sources identified above.

In response to the Staff’s comment, in future filings, the Company will revise the disclosure in its March 10-Q regarding Airbus aircraft deliveries under the 2004 ECA facility under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” to include substantially the language set forth below.

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

“To the extent the agent of the 2004 ECA facility does not allow us to fund future purchases of Airbus aircraft under the 2004 ECA facility, we would have to locate other sources of financing to fund these purchases, as described in greater detail below, which would put additional strain on our liquidity.”
Additionally, in future filings, the Company will cross-reference the “Liquidity Risk” risk factor at the end of the second paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” in the March 10-Q and will add the following disclosure to the end of the “Liquidity Risk” risk factor:
“Further, we may not be able to meet our aircraft purchase commitments as they become due which could expose us to breach of contract claims by our lessees.”
Debt Financings, page 21
6.	You disclose on page 21 that you were in compliance in all material respects with the covenants in your debt agreements. For any debt agreements where it is reasonably likely that you could become non-compliant with your debt covenants, please show us how you will revise your filing here or elsewhere to disclose the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company respectfully advises the Staff that management does not believe it is reasonably likely that the Company will become non-compliant with any of its debt covenants and there are currently significant cushions between the required ratios/amounts and the actual ratios/amounts for all of the financial covenants in the Company’s debt agreements. Therefore, pursuant to Section IV.C of SEC Interpretive Release No. 33-8350, the Company does not believe it is required to provide additional disclosure regarding these debt covenants. The Company will, however, revise the last sentence of the first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Financings” in future filings to read substantially as follows:
     “At [period end date], we were in compliance in all material respects with the covenants in our debt agreements, including our financial covenants to maintain a maximum ratio of consolidated indebtedness to consolidated tangible net worth, a minimum fixed charge coverage ratio and a minimum consolidated tangible net worth.”

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

The Company will include the required and actual ratios/amounts for the financial covenants in future filings if and when it is reasonably likely that the Company will become non-compliant with any of these covenants.
Critical Accounting Policies and Estimates, page 29
7.	Please consider revising your filing here to provide more robust disclosure of the key assumptions used by management in connection with each of your critical accounting estimates. Considering the materiality of your flight equipment assets to total assets, we believe it would be particularly helpful to investors if you provided more disclosure of the quantitative assumptions used to evaluate impairment of your flight equipment. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the outcome of your impairment tests would assist readers by providing greater transparency.

In response to the Staff’s comment, the Company will expand its disclosure of the key assumptions used by management in evaluating the impairment of its flight equipment in future filings to read substantially as follows:
     “Flight Equipment: Flight equipment under operating leases is stated at cost. Purchases, major additions and modifications and interest on deposits during the construction phase are capitalized. The lessee provides and pays for normal maintenance and repairs, airframe and engine overhauls and compliance with return conditions of flight equipment returned from lease. We generally depreciate passenger aircraft, including those acquired under capital leases, using the straight-line method over a 25-year life from the date of manufacture to a 15% residual value. For freighter aircraft, depreciation is computed on the straight-line basis to a zero residual value over its useful life of 35 years. When an aircraft is out of production, management evaluates the residual value of the aircraft type, and depreciates the aircraft using the straight-line method over a 25-year life from the date of manufacture to an established residual value for each aircraft type. Due to the significant cost of aircraft carried in Flight equipment under operating leases on our Consolidated Balance Sheets, any change in the assumption of useful life or residual values for all aircraft could have a significant impact on our results of operations.
     At the time assets are retired or sold, the cost and accumulated depreciation are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss.
     Management evaluates quarterly the need to perform a recoverability assessment as required under GAAP and performs a

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

recoverability assessment of all aircraft in our fleet at least annually. An assessment is performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and estimated residual or scrap values for each aircraft. Management is very active in the industry and develops the assumptions used in the recoverability analysis based on its knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type and historical experience in the aircraft leasing market and aviation industry, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, economic conditions, technology, airline demand for a particular aircraft type and many of the risk factors discussed in Item 1A. “Risk Factors.” In the event that an aircraft does not meet the recoverability test, the aircraft will be recorded at fair value in accordance with our Fair Value Policy resulting in an impairment charge. Our Fair Value Policy is described below under “—Fair Value Measurements.”
     We have, to date, not recorded any impairment charges related to aircraft. In monitoring the aircraft in our fleet for impairment charges, we identify those aircraft that are most susceptible to failing the recoverability assessment and monitor those aircraft more closely, which may result in more frequent recoverability assessments. The recoverability of these aircraft is more sensitive to changes in contractual cash flows, future cash flow estimates and residual values. These aircraft are typically older planes that are less in demand and have lower lease rates. As of [period end date], we had identified [___] aircraft as being susceptible to failing the recoverability test. These aircraft had a net book value of $[___] at [period end date]. Management believes that the carrying value of these aircraft is supported by the estimated future undiscounted cash flows expected to be generated by each aircraft.”
The Company further advises the Staff that it would be difficult to identify any one assumption underlying the value of the Company’s aircraft fleet in order to perform a sensitivity analysis. The fleet is reviewed on an aircraft-by-aircraft basis and no single change in an assumption would affect each aircraft in the Company’s fleet. The Company attempted to address the Staff’s comment by describing how management monitors the recoverability of assets and disclosing the number and carrying amount of aircraft that have been identified by management as being more susceptible to failing the recoverability test in order to provide the Company’s bondholders with quantitative information and context relating to the portion of the fleet that is most susceptible to an impairment charge.

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

Exhibits, pages 37-38
8.	We note that you have omitted the exhibits to Exhibit 10.2 which you incorporate by reference from the Form 10-K filed March 7, 2005. Please file a complete copy of each of the omitted exhibits for this exhibit.

The Company respectfully advises the Staff that its $2,000,000,000 Five-Year Revolving Credit Agreement dated as of October 15, 2004 (the “Credit Agreement”) will mature in October 2009.

The Company further advises the Staff that it believes all of the terms that are directly applicable and material to the financial relationship between the Company and the parties to the Credit Agreement are set forth in the body of such agreement, a copy of which the Company already has filed. The body of the Credit Agreement includes the following material terms: (i) representations and warranties and other facts upon which the lenders rely in making the loan, (ii) affirmative and negative covenants, (iii) events of default, (iv) borrowing and use of proceeds requirements, (v) provisions related to indemnity, assignment, amendment and the release of liens and guarantees and (vi) defined terms. On the other hand, the exhibits to the Credit Agreement are ancillary documents that address administrative matters under the terms of the Credit Agreement. The Company does not believe that the omitted exhibits contain information necessary for an investor’s understanding of the material contractual arrangements, nor is their disclosure necessary for the protection of investors. Further, the Company believes that disclosure of all of the exhibits to the Credit Agreement would burden the filing and investors with voluminous details that do not add materially to an understanding of the key terms of such agreements.
* * * *
     The Company hereby acknowledges that (i) the actions of the SEC or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2008 10-K and the March 10-Q do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filings, (ii) the Staff comments, and changes to disclosure in the 2008 10-K and the March 10-Q in response to the Staff’s comments, do not foreclose the SEC from taking any action with respect to any of these filings and (iii) the Company may not assert the Staff’s review of the 2008 10-K or the March 10-Q as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Division of Corporation Finance
Securities and Exchange Commission
July 28, 2009

     If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (310) 788-1970.
     Thank you.

Respectfully submitted,
/s/ Alan H. Lund

Alan H. Lund
Vice Chairman and Chief Financial Officer

cc:     Mr. Steven F. Udvar-Hazy